Filed by Quanterix Corporation
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Akoya Biosciences, Inc.
Commission File Number: 001-40344

On March 17, 2025, during the Quanterix Corporation (“Quanterix” or the “Company”) Q4 2024 Earnings Call, Masoud Toloue, the Company’s President and Chief Executive Officer, provided the following commentary regarding the Company’s proposed acquisition of Akoya Biosciences, Inc. (“Akoya”) in response to questions from analysts.
Kyle Mikson: I would love to just ask about the merger. So stock has dropped significantly since the announcement presumably due to the negative sentiment around the deal, maybe some of the NIH macro stuff as well. What’s the company’s response for that? Like what are investors missing? And then how has the Board’s view of the merger changed at all in light of the reaction?

Masoud Toloue: Kyle. Yes. So two things. One, clearly, we’re in an NIH-pressured environment, and I think a majority of the pressure you see on Quanterix or other companies is exactly hey, tools are indexed to academia, and there tends to be -- or it looks like some paralysis in the market on spending in academia and I think that’s what you’re seeing across the board versus sentiment on the deal. We’re very excited about the deal. This is a value-creating opportunity for the company. I think if you look at the Akoya, two words, I would say, reoccurring revenues. When we looked at a couple of years ago, all tissue and special platforms, Akoya was #1, has the highest throughput instrument platform, largest footprint. And when you’re looking at an environment where there’s capital constraint, you have to go to recurring revenue as we have in our consumable base at Quanterix, as you have in services.

So we put these two together, and we see a real opportunity that one and one is four and not two. And that’s why we think that this is the right thing for the company and the timing is going to be something that we’re going to be able to not only combine and synergize, but it’s going to be accelerating for us from a scale and profitability standpoint.
Puneet Souda: Okay. That’s helpful. And then maybe let me ask it a different way. I mean this is really the number one question here. And I think it’s even more relevant today than early January when you announced the deal. I appreciate the TAM estimates that you were putting out, but a lot has happened in the tools since January 9 or 10 when you announced this deal, not just macro uncertainty and NIH IDC cuts, there have been significant material impact across the sector in valuations. So just given all of that backdrop and the uncertainty which you’re already citing in your own guidance now which is lower versus the Street. I guess, simply put, why do you continue to value Akoya the same as you did in early January. We really appreciate more on that. Thank you.
Masoud Toloue: Yes, Puneet. So one -- as I mentioned earlier, we look at . . . we make long-term value decisions, not on short-term swings in market demand. We believe in the short, mid and long term, the market for Akoya’s products and particularly the interface with our Simoa products are going to deliver compounded returns. Going back to the three key reasons why we think this makes sense:
As you alluded, we’re increasing our addressable market by combining us, number one in blood, with Akoya, number one in tissue, we think that that’s going to unlock additional markets for us and get our platform and our systems in additional labs.
Second, this $40 million in cost synergies, we talked in the prepared remarks that this is largely derisked. There will be operational run rate by 2026. And then finally, scale and profitability the transaction is creating a new path for us.

We’re going from a company that’s going to be in the sub-billion-dollar range. And we have a goal to get to a billion range five years post close. So by -- and profitability is a key point of that scale and profitability. We’ll be able to get cash flow positive in 2026 earlier than we would -- had we not done the transaction.
So you look at the value creation opportunity here and you pull up the aperture and you look at the whole opportunity and you say this is a value-creating event for the company, for investors and ultimately for customers. So we continue to be enthusiastic and look forward to closing and bringing the two companies together.
Daniel Brennan: I was just wondering kind of the closing process from here? And then secondarily, in terms of the valuation that’s being ascribed to Akoya, there’s some pushback in the market that you’re awarding them too much given their debt and burn. Just kind of wondering how you would answer that.
Masoud Toloue: Yes. Dan, you cut off again, but I think I got the scope of your question, please let me know if I missed anything.
So one, we are planning on closing in Q2. And so both Akoya and Quanterix will have a shareholder vote. And then at that point, we expect after the shareholder vote -- a successful shareholder vote, we’ll begin working towards many of the $40 million in operating synergies that we called out.
On the value, we continue to believe that if you look at precedent transactions, that based on where Akoya is that this was an attractive opportunity to both our shareholders and the Akoya shareholders.
On the larger opportunity, I think one key important point to recognize in sort of this year and this environment, it comes down to reoccurring revenues. Quanterix has developed a core focus and competency on two things: increasing recurring revenues through assays and services.
When you look at Akoya and the work the team has done, they have the highest throughput system and largest footprint in the market. So in a capital-constrained environment or in an environment where there continues to be instrument pressure, you want to focus on those reoccurring revenues. We have a model that’s worked.
We plan on taking that model and deploying it to the combined company. And when we do that and when we achieve the $40 million plus cost synergies, when we pull in our run rate to cash flow positive in 2026, we’re growing, we have a faster path to profitability and that’s a value creator for our combined shareholder base.
So I think you look at sort of point in time I think you had a question on valuation.
If we looked at a point-in-time valuation in our business and what we do, that would be fairly shortsighted we can’t make decisions on 1-month or 2-month swings or value windows. And otherwise, we’d be a trading company.
We’re generating value in developing a high-growth company, and we’re excited about this transaction.

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed acquisition of Akoya by Quanterix (the “Merger”), Quanterix filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, dated February 13, 2025 (the “Registration Statement”), which contains a preliminary joint proxy statement of Quanterix and Akoya and a preliminary prospectus of Quanterix (the “Joint Proxy Statement/Prospectus”), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED TRANSACTION. A definitive copy of the Joint Proxy Statement/Prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752 ATTN: Chief Legal Officer.
PARTICIPANTS IN THE SOLICITATION
Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quanterix or Akoya in respect of the proposed transaction. Information about Quanterix’s directors and executive officers is available in the Joint Proxy Statement/Prospectus, and other documents filed by Quanterix with the SEC. Information about Akoya’s directors and executive officers is available in the Joint Proxy Statement/Prospectus and Akoya’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the definitive Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, projections as to the anticipated benefits of the Merger as well as statements regarding the impact of the Merger on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the Merger and the closing date for the Merger. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain necessary stockholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the possibility that the anticipated benefits and synergies of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Quanterix’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the Merger; and other factors that may affect future results of Quanterix,

Akoya and the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Joint Proxy Statement/Prospectus, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov.
All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.